UNITED STATES
SECURITIES AND EXCHANGE COMMISISION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ____

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation
Savings Investment Plan
Financial Statements and Additional Information
December 31, 2008 and 2007

Ameren Corporation
Savings Investment Plan
Index
December 31, 2008 and 2007
____________________________________________________________________________________________________________________________________________

Page(s)
Report of Independent Registered Public Accounting Firm .................................................................................................................................................................	1
Financial Statements
Statements of Net Assets Available for Benefits .....................................................................................................................................................................................	2
Statements of Changes in Net Assets Available for Benefits ................................................................................................................................................................	3

Notes to Financial Statements ...
4-14
Additional Information*
Schedule I: Schedule of Assets (Held at End of Year) ............................................................................................................................................................................	15

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan’s trustee.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2009

Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments at fair value (Note 3)	$1,051,856,148	$1,368,861,823

Receivables
Participant contributions	1,035,282	707,260
Employer contributions	299,491	218,810
Dividends and interest	289,931	198,079
Due from brokers for securities sold	1,305,361	-

Total receivables	2,930,065	1,124,149

Total assets	1,054,786,213	1,369,985,972

Liabilities
Accrued expenses	196,559	-
Due to brokers for securities purchased	1,521,354	-

Total liabilities	1,717,913	-

Net assets available for benefits at fair value	1,053,068,300	1,369,985,972

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,209,250	(1,838,913)

Net assets available for benefits	$1,059,277,550	$1,368,147,059

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Interest and dividends	$37,198,919	$26,013,166
Net appreciation in fair value of investments (Note 3)	-	47,492,578
Participant contributions	67,094,660	58,760,626
Employer contributions	23,001,573	20,529,825

Total additions	127,295,152	152,796,195

Deductions:
Net depreciation in fair value of investments (Note 3)	429,660,785	-
Benefits paid to participants	59,416,898	74,044,718
Administrative expenses	1,344,564	406,390

Total deductions	490,422,247	74,451,108

Plan transfers in (Note 1)	54,257,586	-

Net increase (decrease)	(308,869,509)	78,345,087

Net assets available for benefits
Beginning of year	1,368,147,059	1,289,801,972

End of year	$1,059,277,550	$1,368,147,059

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

General
The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”).  Participants should refer to the Plan document for more complete information.

The Plan's purpose is to provide all regular full time management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”).  The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions.  The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan.  Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Effective February 1, 2008, the Plan was amended to merge the assets of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the “Long-Term Savings Plan”) into the Plan.  The asset transfer into the Plan consisted of 226,077 shares of Ameren common stock, with a fair market value as of the date of the transfer of $10,114,685.  In addition, cash of $42,619,392 and loan balances of $1,523,509 were transferred into the Plan.

Participation
The Plan covers substantially all employees of the Company, except, prior to February 1, 2008, contract employees covered by a collective bargaining agreement between the Company and employees who are members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service or Ameren Energy Generating Company.  All regular full time employees are eligible to participate upon employment.

Contributions
All Participants can contribute a maximum of 100 percent of their base compensation to the Plan.  Participant contributions are subject to annual limitations imposed by the Code ($15,500 in 2008 and $15,500 in 2007).  The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year.  The amount of Company matching contribution depends on the Participant’s employment classification and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants.  The Employer Additional Matching Contributions are invested in the Ameren Common Stock Fund, but Participants have the opportunity to immediately allocate these contributions to different investments if so desired.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,000 in 2008 and $5,000 in 2007 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds, excluding the AES Common Stock Fund.  Such fund allocation elections may be changed daily.  Investments in the AES Common Stock Fund can be reallocated at any time, but no new investments can be allocated to this fund.  Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.  Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds.  Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Loans
The Plan permits Participants to borrow from their accounts within the Plan.  Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company.  At December 31, 2008 and 2007, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting
The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits
The total amount of a Participant's account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant.  A Participant whose account balance is $1,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the Participant's attaining age 70 1/2.  If the balance of the account is less than $1,000, the distribution shall be made in a lump sum within ninety days of his or her termination of employment, provided he or she is not an employee on such date.  All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Common Stock Fund or the AES Common Stock Fund, if applicable, distributed in shares of Ameren or AES common stock, respectively.  The provision to automatically payout a Participant’s balance at age 70 ½ was eliminated after December 31, 2008 (see Note 9 - Subsequent Events).  Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code.  For purposes of distributions, the Participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution.  Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant's account balance acquired by dividends or other income.  Any such distributions would be subject to tax withholding and potentially a 10 percent early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Termination
The Company intends to continue the Plan indefinitely.  However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by defined-contribution plans are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan adopted the FSP as of December 31, 2006.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as a component of investments.  The difference between the fair value of the investment contracts and the contract value is presented as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts" in the Statement of Net Assets Available for Benefits.  The adoption of the FSP did not impact the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Investment Valuation and Income Recognition
All investments are presented at fair value as of December 31, 2008 and 2007.  The fair value of the Ameren Stock Fund and the AES Stock Fund were determined using year-end published market prices.  Investments in mutual funds are valued at published net asset market value including accrued income on the last business day of each year.  Investments in the FMTC Institutional Cash Portfolio are valued at cost plus accrued income, which approximates fair value.  Investments in the Northern Trust Company Collective Stable Asset Fund are presented at fair value and adjusted to contract value to represent benefits available to Plan Participants.  Participant loans are valued at amortized cost, which approximates fair value.

Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Gains and losses on security transactions are recorded on the trade date.

Administrative Expenses
Trustee fees and other fees associated with administering the Plan are generally paid by the Plan.  In 2007, recordkeeping fees were paid primarily via revenue sharing payments, which are paid directly from investment managers to the recordkeeper.  In 2008, recordkeeping fees were paid via (1) a significantly lesser amount of revenue sharing payments, (2) fees accrued in the investment funds that did not generate revenue sharing, and (3) flat dollar fees that were assessed to all Participants quarterly.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 clarifies that fair value is a market based measurement that should be determined based on the assumption that market participants would use in pricing an asset or liability.  This standard was effective for the Plan for the 2008 fiscal year.  See Note 4 – Fair Value Measurements for additional information on the adoption of SFAS 157 in 2008.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events (“SFAS 165”).  SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, will be effective for the 2009 Plan year.  At this time we do not expect the impact of adoption to be material.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

3.	Investments

The following table presents investments of the Plan at December 31, 2008 and 2007, respectively:

	2008	2007
Investments at Fair Value as Determined By Quoted Market Price
Common Stock
Ameren Corporation(1)(2)	$181,205,635	$216,157,171
The AES Corporation	4,458,219	12,879,946
Managed Domestic Equity Funds
NWQ Small/Mid Cap Value Fund(1)	79,690,735	159,380,007
Allianz NFJ Dividend Value Fund(1)	78,217,262	130,013,958
American Funds Growth Fund of America(1)	68,715,850	106,907,541
Barclays Global Investors Equity Index Fund(1)	67,486,795	103,534,220
Vanguard Extended Market Index Fund	40,125,491	70,022,356
Royce Value Plus Fund	4,409,263	-
Vanguard Asset Allocation Fund	-	100,529,516
Managed International Equity Fund
American Funds EuroPacific Growth Fund(1)	83,111,772	157,385,716
Managed Fixed Income Fund
PIMCO Total Return Fund(1)	61,764,512	49,311,716
Investments at Estimated Fair Value
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)	248,584,109	230,715,607
FMTC Institutional Cash Portfolio	4,671,439	-
Northern Trust Co. Collective Short-Term Investment Fund	-	3,337,513
Managed Target Retirement Date Funds
Barclays Global Investors LifePath 2020 Portfolio	27,647,734	-
Barclays Global Investors LifePath 2015 Portfolio	21,332,233	-
Barclays Global Investors LifePath 2025 Portfolio	19,221,651	-
Barclays Global Investors LifePath 2010 Portfolio	11,241,590	-
Barclays Global Investors LifePath 2030 Portfolio	10,179,352	-
Barclays Global Investors LifePath 2035 Portfolio	3,415,974	-
Barclays Global Investors LifePath Retirement Portfolio	2,714,144	-
Barclays Global Investors LifePath 2040 Portfolio	2,016,827	-
Barclays Global Investors LifePath 2045 Portfolio	1,131,089	-
Barclays Global Investors LifePath 2050 Portfolio	652,064	-
Participant Loans	29,862,408	28,686,556
Total investments	$1,051,856,148	$1,368,861,823

(1)	Investments that represent 5 percent or more of the Plan's net assets at December 31, 2008.
(2)	Nonparticipant-directed portion is $46,555,998 and $60,877,416 at December 31, 2008 and 2007, respectively.
(3)
The Northern Trust Company Collective Stable Asset Fund holds investment contracts that are presented at fair value.  Contract value of those investments, representing the benefits available to Plan Participants, was $254,793,359 and $228,876,694 as of December 31, 2008 and 2007, respectively.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2008	2007
Investments at Fair Value as Determined By Quoted Market Price

Managed Fixed Income Fund	$(3,431,492)	$1,418,803
AES Common Stock Fund	(7,356,186)	(433,134)
Managed International Equity Fund	(67,424,797)	18,922,616
Ameren Common Stock Fund	(93,139,944)	1,715,824
Managed Domestic Equity Funds	(237,685,710)	16,228,252
Net change in fair value of investments at fair value as determined by quoted market price	(409,038,129)	37,852,361

Investments at Estimated Fair Value
Managed Fixed Income Funds	10,723,726	9,640,217
Managed Target Retirement Date Funds	(31,346,382)	-
Net change in fair value of investments at estimated fair value	(20,622,656)	9,640,217
Total net change in fair value	$(429,660,785)	$47,492,578

4.	Fair Value Measurements

The Plan adopted the provisions of SFAS 157, effective January 1, 2008.  SFAS 157 provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process.  Inputs to valuation can be readily observable, market corroborated, or unobservable.  Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used.  SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Inputs to the valuation methodology include:

-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical or similar assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset or liability;

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth, by level within the fair value hierarchy, our assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices In		Significant Other
	Active Markets for	Significant Other	Unobservable
	Identified Assets	Observable Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Common stock	$185,663,854	$-	$-	$185,663,854
Domestic equity funds	191,467,867	147,177,529	-	$338,645,396
International equity funds	83,111,772	-	-	$83,111,772
Fixed income funds	61,764,512	253,255,548	-	$315,020,060
Target retirement date funds	-	99,552,659	-	$99,552,659
Participant loans	-	-	29,862,408	$29,862,408

The following table summarizes the changes in the fair value of financial assets classified within Level 3 in the fair value hierarchy for the year ended December 31, 2008:

						Change in
						Unrealized
		Realized and	Purchases,			Gains (Losses)
	Beginning	Unrealized	Issuances,	Net Transfers	Ending	Related to
	Balance at	Gains/(Losses)	and Other	Into	Balance at	Assets/Liabilities
	January 1,	Included in	Settlements,	(Out of)	December 31,	Still Held at
	2008	Earnings	Net	of Level 3	2008	December 31, 2008
Assets
Participant loans	$28,686,556	$-	$1,175,852	$-	$29,862,408	$-

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Net assets
Ameren Common Stock Fund	$46,555,998	$60,877,416
Employer contributions receivable	128,757	89,308

Changes in net assets
Interest and dividends	3,206,393	2,838,307
Net appreciation/(depreciation) in fair value of investments	(25,107,455)	352,515
Employer contributions	8,230,581	7,270,965
Benefits paid to Participants	1,758,396	1,962,722
Administrative expenses	33,717	-
Plan transfer in	2,230,951	-
Net transfer out to other investments	1,050,326	12,662,487

6.	Transactions with Parties-in-Interest

Effective January 1, 2008, Fidelity Management Trust Company became the Trustee of the Plan, replacing The Northern Trust Company.

At December 31, 2008, the Plan held Company common stock with a cost and market value of $222,577,947 and $181,205,635, respectively.  During 2008, the Plan purchased shares at a cost of $71,063,061 and sold shares valued at $17,807,161.

At December 31, 2007, the Plan held Company common stock with a cost and market value of $166,516,336 and $216,157,171, respectively.  During 2007, the Plan purchased shares at a cost of $37,724,959 and sold shares valued at $57,527,665.

At December 31, 2008, the Plan held $4,671,439 in the FMTC Institutional Cash Portfolio, which is managed by the Trustee.

At December 31, 2007, the Plan held $3,337,513 in the Northern Trust Company Collective Short-Term Investment Fund, which was managed by an affiliate of the prior Trustee.

At December 31, 2007, the Plan held $230,715,607 in the Northern Trust Company Collective Stable Asset Fund, which was managed by an affiliate of the prior Trustee.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $990,000 for the year ended December 31, 2008.

Fees paid by the Plan to the prior Trustee for trust and investment management services were $354,564 and $347,884 for the years ended December 31, 2008 and December 31, 2007, respectively.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$1,059,277,550	$1,368,147,059
Amounts allocated to deemed distributions of Participant loans	(568,846)	(707,337)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,209,250)	1,838,913
Net assets available for benefits per the Form 5500	$1,052,499,454	$1,369,278,635

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Total additions plus net depreciation in fair value of investments per the financial statements	$(302,365,633)	$152,796,195
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(6,209,250)	1,838,913
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(1,838,913)	2,162,412
Total income per the Form 5500	$(310,413,796)	$156,797,520

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:
	2008	2007
Benefits paid to Participants per the financial statements	$59,416,898	$74,044,718
Add: Amounts allocated to withdrawing Participants during the current year	-	-
Less: Amounts allocated to withdrawing Participants during the prior year	-	(607,969)
Benefits paid to Participants per the Form 5500	$59,416,898	$73,436,749

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of deemed distributions of Participant loans per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Deemed distributions of Participant loans per the financial statements	$-	$-
Add: Amounts allocated to deemed distributions of Participant loans during the current year	568,846	707,337
Less: Amounts allocated to deemed distributions of Participant loans during the prior year	(707,337)	(306,234)
Deemed distributions of Participant loans per the Form 5500	$(138,491)	$401,103

Deemed distributions of Participant loans are recorded on the Form 5500 for Participant loans that were deemed distributed under provisions of the Code during the Plan year.

8.	Federal Income Tax Status

The Company obtained its latest determination letter May 28, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.

9.	Subsequent Events

The Plan was amended on January 1, 2009, to eliminate the automatic payout at age 70½, replacing this provision with required minimum distributions (annual installments payable during the participant’s lifetime), and to include 403(a), 403(b) and 457 distributions as eligible rollovers.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

As part of the merger of the CILCO Employees’ Savings Plan into the SIP on January 1, 2004, the AES Stock Fund was added to the SIP to allow Participants time to transition this investment to other SIP funds.  On March 2, 2009, the Company notified Participants who were invested in the AES Stock Fund that the Fund would be terminated effective December 31, 2010, subject to modification should circumstances change.  Any balances held in the AES Stock Fund on December 31, 2010, (or such other date as may be determined in the future) will be automatically reallocated to the Target Retirement Date Fund closest to the Participant’s age 65.

Ameren Corporation
Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2008                                                                                                                                                                                                                                      Schedule 1

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

***	Northern Trust Company	Collective Stable Asset Fund	$ 248,584,109
*	Ameren Corporation	Ameren Stock Fund	181,205,635
	American Funds Group	EuroPacific Growth Fund	83,111,772
	NAM	NWQ Small/Mid Cap Value Fund	79,690,735
	Allianz Global Investors Fund Management LLC	NFJ Dividend Value Fund	78,217,262
	American Funds Group	Growth Fund of America	68,715,850
	Barclays Global Investors	BGI Equity Index Fund	67,486,795
	Pacific Investment Management Company	PIMCO Total Return Fund	61,764,512
	The Vanguard Group	Vanguard Extended Market Index Fund	40,125,491
* **	Participants	Participant Loans	29,862,408
	Barclays Global Investors	BGI LifePath 2020 Portfolio	27,647,734
	Barclays Global Investors	BGI LifePath 2015 Portfolio	21,332,233
	Barclays Global Investors	BGI LifePath 2025 Portfolio	19,221,651
	Barclays Global Investors	BGI LifePath 2010 Portfolio	11,241,590
	Barclays Global Investors	BGI LifePath 2030 Portfolio	10,179,352
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	4,671,439
	The AES Corporation	AES Stock Fund	4,458,219
	Royce	Royce Value Plus Fund	4,409,263
	Barclays Global Investors	BGI LifePath 2035 Portfolio	3,415,974
	Barclays Global Investors	BGI LifePath Retirement Portfolio	2,714,144
	Barclays Global Investors	BGI LifePath 2040 Portfolio	2,016,827
	Barclays Global Investors	BGI LifePath 2045 Portfolio	1,131,089
	Barclays Global Investors	BGI LifePath 2050 Portfolio	652,064

			$ 1,051,856,148

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00 percent to 10.50 percent on loans maturing through 2019.
***	Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $254,793,359 as of December 31, 2008.

Note:	Information pertaining to column (d) was not available for nonparticipant-directed investments, and was omitted for Participant-directed investments because it was not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By      /s/ Mark C. Lindgren
              Mark C. Lindgren
                  Vice President
       Corporate Human Resources

June 29, 2009

EXHIBIT INDEX

Exhibit No.                                           Description_______________

     23                    Consent of Independent Registered Public Accounting Firm